SECURITIE
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51145

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMCOR SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 MADISON AVENUE, SUITE 8A

(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAOLO GIOVANNI CUGNASCA (212) 983-1910

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BUCK, STURMER & CO., P.C.

(Name – *if individual, state last, first, middle name*)

521 FIFTH AVENUE	NEW YORK	NY	10175
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 26 2010

Washington, DC
121

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, PAOLO GIOVANNI CUGNASCA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EMCOR SECURITIES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of NY
County of NY
Sworn to before me
this 16 day of February 2010

Signature

PRESIDENT/DIRECTOR
Title

Notary Public

NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Emcor Securities, Inc.

REPORT PURSUANT TO RULE 17A-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

Emcor Securities, Inc.
Table of Contents
For the Year Ended December 31, 2009

Financial Statements

Buck, Sturmer & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
521 FIFTH AVENUE, NEW YORK, NEW YORK 10175
(212) 697-7333
FAX (212) 936-1201
cpa@bucksturmer.com

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
cpa.rye@bucksturmer.com

Independent Auditor's Report

Board of Directors
Emcor Securities Inc.
New York, NY

We have audited the accompanying statement of financial condition of Emcor Securities Inc. (the Company) as of December 31, 2009, and the related statements of income and comprehensive income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emcor Securities Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 14 through 17 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under CEAct. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buck, Sturmer + Co., P.C.

Buck, Sturmer & Co., P.C.
New York, New York

February 24, 2010

Emcor Securities, Inc.
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	371,459
Accounts receivables, net of allowance for doubtful accounts of $5,000		562,258
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation $174,336		5,094
Investment in non-marketable securities		42,129
Prepaid expenses and other current assets		79,078
Security deposits		95,348
Total Assets	**$**	**1,155,366**

Liabilities and Stockholders' Equity

Liabilities		
Accrued expenses and other liabilities	$	161,293
Deferred tax liability		5,400
		166,693
Commitments		
Subordinated borrowings		500,000
Accrued interest - subordinated borrowings		45,000
		545,000
Stockholders' equity		
Common stock, $.50 par value, authorized 50,000 shares 7,722.5 shares issued and outstanding		3,861
Additional paid-in capital		282,219
Retained earnings		198,262
Accumulated other comprehensive income (loss)		(40,669)
Total Stockholders' equity		443,673
Total Liabilities and Stockholders' Equity	**$**	**1,155,366**

Emcor Securities, Inc.
Statement of Income and Comprehensive Income
For the Year Ended December 31, 2009

Revenue		
Consulting fees	$	2,853,098
Management fees		510,970
Reimbursed expenses		39,381
Unrealized (loss) - equities		(8,724)
Interest income		10,299
Total revenue		3,405,024
Expenses		
Advisory fees		1,069,024
Salary related expenses		998,166
Pension plan expenses		317,050
Advertising and marketing		182,200
Rent		161,080
Travel expense		105,896
Insurance		78,413
Professional fees		67,940
Bad debts		59,804
Interest expense		45,000
Telecommunications		45,087
Other Expenses		237,834
Total expenses		3,367,494
Income before provision for income taxes		**37,530**
Provision for income taxes		653
Net income		**36,877**
Other Comprehensive Income		
Amount of net gain recognized in other comprehensive income from defined benefit plan		240,311
Comprehensive Income	**$**	**277,188**

Emcor Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Income (Loss)	Total
Balance at January 1, 2009	7,722.5	$ 3,861	$ 282,219	$ 344,852	$ -	**$ 630,932**
Prior period adjustment				(183,467)	(280,980)	**(464,447)**
Balance at January 1, 2009 restated	7,722.5	3,861	282,219	161,385	(280,980)	166,485
Comprehensive income:						
Net Income				36,877		**36,877**
Amount of gain recognized from defined benefit plan					240,311	**240,311**
Balance at December 31, 2009	7,722.5	$ 3,861	$ 282,219	$ 198,262	$ (40,669)	**$ 443,673**

Emcor Securities, Inc.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended December 31, 2009

Balance at January 1, 2009	$	500,000
Increases		-
Decreases		-
Balance at December 31, 2009	$	500,000

Emcor Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:		
Net income	$	36,877
Adjustments to reconcile net income to cash used in operating activities:		
Depreciation		24,884
Bad debt expense		59,804
Unrealized loss on investments		8,724
(Increase) decrease in operating assets		
Accounts receivable		(341,042)
Prepaid expenses		(23,115)
Other assets		(1,903)
Increase (decrease) in operating liabilities		
Accounts payable, accrued expenses and other liabilities		26,621
Net Cash flows used in operating activities		(209,150)
Cash flows from investing activities:		
Purchase of furniture, equipment and leasehold improvements		(86)
Net Cash used in investing activities		(86)
Net decrease in cash and cash equivalents		(209,236)
Cash and cash equivalents - beginning the year		580,695
Cash and cash equivalents - end of the year	$	371,459
Supplemental disclosures of cash flow information		
Income taxes paid	$	-
Interest paid	$	45,000

1 Organization

Emcor Securities, Inc. (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services on risk management of foreign currency exposures, third-party fund management services, manager of due diligence and asset allocation strategies.

2 Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all money market accounts to be considered cash equivalents.

Depreciation

Fixed assets are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are depreciated over the life of the lease.

Revenue Recognition

The company recognizes revenue on its management and advisory contracts on a pro rata basis over the term of the contract.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company uses the liability method to account for income taxes, in accordance with current standard FASB ASC 740, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities respective tax basis. To the extent that current available evidence about the future raises doubt about the realization of deferred tax assets, a valuation allowance must be established. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to be applicable to taxable income in the year in which those temporary differences are expected to be recovered or settled.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions. At times, cash and cash equivalent balances may exceed federally insured amounts. The Company's believes it mitigates any risks by depositing cash and investing in cash equivalents with major financial institutions. The Company's financial institution participates in the FDIC's Transaction Account Guarantee Program which offers unlimited coverage on checking account balances while non-checking accounts are insured up to $250,000 under the FDIC's general deposit insurance rules at December 31, 2009.

3 Investments

The Company has investments in foreign and domestic corporations that are reflected at cost, which is not materially different than fair market value.

4 Income Taxes

The Company records a provision for its current income taxes as the Company is subject to federal, New York State and City income taxes.

5 Subordinated Debt

On December 30, 2005, the Stockholders loaned the Company $500,000 which bears interest at 9% per annum and matures on December 31, 2013. The remaining principal and interest is to be paid in full at maturity. Payments of principal or interest may be made prior to maturity subject to approval from FINRA and provided it would not impair the financial position of the Company.

The payment of principal and interest are subordinate to all claims of all other present and future creditors of the Company.

6 Property and Equipment

Office Equipment	$	5,736
Computer & Communication Equip.		113,992
Furniture & Fixtures		54,890
Leasehold Improvements		4,812
		179,430
Less: accumulated depreciation		(174,336)
	$	5,094

7 Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) and CFTC regulation 1.17 of the Commodity Exchange Act, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had a net capital of $200,042, which was $155,042 in excess of its required net capital of $45,000 and its ratio of aggregate indebtedness to net capital was 0.81 to 1.0.

8 Commitments

In December 2007, the Company entered into a five-year lease for office space in a Manhattan building. Rent under the terms of the lease was $162,711 for 2009 plus the Company's proportionate share of real estate taxes and operating expenses as defined in the lease. As a condition of the lease the Company delivered the landlord a irrevocable standby letter of credit, which is renewed annually.

Year Ended December 31,		
2010	$	167,386
2011		172,202
2012		177,159
	$	516,747

9 Defined Benefit Plan

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service (up to a maximum of ten years) and an employee's compensation during the three (3) highest consecutive years. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. The primary objective for the investments of the Plan is to provide for long-term growth of capital without undue exposure to risk. This is accomplished by investing the Plan's assets in a diversified portfolio consisting of an array of asset classes within the target asset allocation ranges outlined in the table below:

Domestic Equity Securities	40 - 80%
Foreign Equity Securities	10 - 30%
Debt Securities	10 - 40%
Real Estate	0 - 15%
Hedge Funds	0 - 15%
Cash	0 - 20%

The Plan owns 5,656.5 shares (approximately 73%) of the Company's outstanding stock.

The goal of the investment manager is to meet or exceed the actuarial return assumptions of 6% p.a. over time while managing the portfolio's liquidity to match the expected pay-out schedule for retiring employees. No attempt is being made at "market-timing" or to sell securities short as a hedge. Call options can be sold as long as there is a long position of the same stock in the portfolio ("covered calls"). The investment manager will attempt to mitigate portfolio volatility by broadly diversifying the investments among various sectors of an asset category.

The following tables provide further information about the plan as of December 31, 2009:

		2009
Funded Status		
Fair value of plan assets	$	1,389,115
Benefit obligation		(1,364,748)
Funded status: overfunded	$	24,367
Employer contributions	$	350,000
Participant contributions	$	-
Benefits paid	$	-

9 Defined Benefit Plan - Continued

		2009
Amounts recognized in the statement of financial position consist of:		
Noncurrent assets	$	24,367
Current liabilities		-
Noncurrent liabilities		-
	$	24,367
Amounts recognized in accumulated other comprehensive income consist of:		
Net gain (loss)	$	25,604
Prior service credit (cost)		(66,273)
	$	(40,669)

The accumulated benefit obligation was $1,162,705 at December 31, 2009.

Net periodic benefit cost and other amounts recognized in other comprehensive income		
Net periodic benefit cost	$	(301,497)
Total recognized in other comprehensive income	$	240,311

Assumptions:

Weighted average assumptions used to determine benefit obligation at December 31, 2009:

Discount rate	6.00%
Rate of compensation increase	5.00%
Long-term rate of return	6.00%

10 Defined Contribution Plan

In 2007 the Company established a 401(k) profit sharing plan for the benefit of its eligible employees. Participants may elect to contribute, on a tax deferred basis, a portion of their contribution. The Company's contribution to the plan for the year ended December 31, 2009 is $15,553.

11 Concentrations

The Company had revenue from three major customers that represented approximately 75% of total revenues for the year ended December 31, 2009.

12 Prior Period Adjustment

The prior period adjustment included in the financial statements reflect the accumulated effect of not applying FASB ASC No. 715 (SFAS 158) . The effect of the restatement was to restate and record the pension obligation and net periodic pension costs of the Company's defined benefit plan through December 31, 2008.

13 Accounting for Uncertain Tax Positions

The Financial Accounting Standards Board issued FASB interpretation *Accounting for Uncertainty in Income Taxes* FASB ASC No. 740 (FASB No. 48), which prescribed a comprehensive model for how a company should measure, recognize, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The Company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that a tax position will be sustained on examination from such positions, based on the technical merits of the position. There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

14 Subsequent Events

The Company has evaluated subsequent events through February 24, 2010, the date which the financial statements were available to be issued. No material subsequent events were found to affect the financial statements of the Company.

Supplemental Schedules

Emcor Securities, Inc.
Schedule of Computation of Net Capital for Brokers and Dealers Under SEC Rule 15c3-1
December 31, 2009

Total stockholders' equity		$ 443,673
Subordinated liabilities		545,000
Total stockholders' equity and allowable subordinated liabilities		988,673
Deductions and/or charges:		
Fidelity bond		4,600
Non-allowable assets:		
Non-allowable cash	$ 124	
Accounts receivables, net	562,258	
Fixed assets, net	5,094	
Investment in non-marketable securities	42,129	
Prepaid expenses and other current assets	79,078	
Security deposits	95,348	
Total non-allowable assets, deductions and charges:		784,031
Net capital before haircuts		200,042
Haircuts on securities		-
Undue concentration		-
Net capital		$ 200,042
Computation of basic net capital requirements		
Minimum net capital required (the greater of $45,000 or 6 2/3% of aggregate indebtedness)		$ 45,000
Excess net capital		$ 155,042
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition:		$ 161,293
Ratio: Aggregate indebtedness to net capital		.81 to 1.0

Emcor Securities, Inc.
Schedule of Reconciliation of Net Capital per FOCUS Report with Audit Report
December 31, 2009

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	200,042
Adjustments		-
Net capital, per audit report	$	200,042

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commissions under paragraph (k)(2)(i).

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commissions under paragraph (k)(2)(i).

Buck, Sturmer & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
521 FIFTH AVENUE, NEW YORK, NEW YORK 10175
(212) 697-7333
FAX (212) 986-1201
cpa@buckstuımer.com

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
cpa.rye@bucksturmer.com

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

Board of Directors
Emcor Securities Inc.
New York, NY

In planning and performing our audit of the financial statements of Emcor Securities Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a 5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a 5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c13-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a 5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Buck, Sturmer + Co., P.C.

Buck, Sturmer & Co., P.C.
New York, New York

February 24, 2010

Buck, Sturmer & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
521 FIFTH AVENUE, NEW YORK, NEW YORK 10175
(212) 697-7333
FAX (212) 983-1201
cpa@bucksturmer.com

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
cpa.rye@bucksturmer.com

Independent Accountants' Report on SIPC Assessment Reconciliation Required by Rule 17a-5(e)(4) of the Securities and Exchange Commission

To the Board of Directors
Emcor Securities, Inc.
400 Madison Avenue, Suite 8A
New York, NY 10017

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Emcor Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and U.S. Commodity Futures Trading Commission, solely to assist you and the other specified parties in evaluating Emcor Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Emcor Securities, Inc.'s management is responsible for Emcor Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries including actual checks issued, bank records and cash disbursements journals noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009. We noted the following differences in total revenue:
   1) Miscellaneous differences overstating revenue on Form SIPC-7T of $7,854
   2) Audit adjustment of $42,998 for overstatement of revenue during the 4th quarter of 2009.
   3) Investment losses reported on FOCUS (Line 12/Part IIA Line 3, Code 3952) of $8,724 omitted from Form SIPC-7T.

Please see schedule attached recomputing the 2009 general assessment due.

3. There were no adjustments reported in Form SIPC-7T;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. There was no overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Buck, Sturmer + Co., P.C.

Buck, Sturmer & Co., P.C.

February 24, 2010

		Per Original Form SIPC-7T	Adjusted Form SIPC-7T
Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 2,225,423	$ 2,225,423
Audit income adjustment			(42,998)
Other miscellaneous differences			(7,854)
Adjusted total revenues		2,225,423	2,174,571
Additions:			
Net loss from securities in investment accounts		-	8,724
Deductions:			
Reimbursed expenses		34,508	34,508
SIPC Net Operating Revenues		$ 2,190,915	$ 2,148,787
General Assessment @ .0025		$ 5,477	$ 5,372
Less: Payments			
January 9, 2009	$ 150		
July 30, 2009	813		
February 3, 2010	4,514	5,477	5,477
Assessment balance overpaid		$ -	$ (105)

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051145 FINRA DEC
EMCOR SECURITIES INC 5*5
400 MADISON AVE RM 8A
NEW YORK NY 10017-1963

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jonathan Self (770) 263-7300

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 5,477

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (963)
July 30, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,514

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,514

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EMCOR SECURITIES INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 3rd day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 2009
. Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,225,423
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed out-of-pocket expenses	34,508
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	34,508
2d. SIPC Net Operating Revenues	$ 2,190,915
2e. General Assessment @ .0025	$ 5,477
	(to page 1 but not less than $150 minimum)